                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-66843

                                  PROSPECTUS

                                 DEPOMED, INC.
                       1,000,000 Shares of Common Stock

       83,338 Shares of Common Stock Issuable upon Exercise of Warrants

                                   ________

  These shares may be offered and sold from time to time by certain security holders of the company identified in this prospectus. See "Selling Security Holders." The selling security holders acquired 1,000,000 of the shares in connection with a Common Stock Purchase Agreement, dated February 23, 1998, among the company and certain selling security holders. 83,338 of the shares are issuable upon exercise of warrants to purchase common stock issued by the company in an April 1997 note and warrant financing ("bridge warrants"). The selling security holders will receive all of the proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will pay the expenses of registration of the sale of the shares.

  On November 19, 1998, DepoMed had 6,463,438 shares of its common stock and 1,200,000 publicly-traded common stock purchase warrants issued and outstanding. On November 9, 1998, our common stock began trading on the American Stock Exchange under the symbol "DMI" and our common stock purchase warrants began trading on the American Stock Exchange under the symbol "DMI/WS". Prior to November 9, 1998, our common stock and redeemable warrants traded on the Nasdaq SmallCap Market. On November 19, 1998, the last reported sale price of the common stock on the American Stock Exchange was $7.88 per share and the last reported sale price of the common stock purchase warrants was $3.38 per warrant.

  Beginning on page 4, we have listed several "RISK FACTORS" which you should consider. You should read the entire prospectus carefully before you make your investment decision.

                            _______________________

  The Securities and Exchange Commission and state regulatory authorities have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           ________________________


               The Date of this Prospectus is November 20, 1998

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling security holders are offering to sell, and seeking offers to buy, shares of DepoMed common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.


  In this prospectus, the "company," the "Registrant," "DepoMed," "we," "us," and "our" refer to DepoMed, Inc.

                      WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an internet site at http://www.sec.gov where certain information regarding issuers (including DepoMed) may be found.

  This prospectus is part of a registration statement that we filed with the SEC (Registration No. 66843). The registration statement contains more information than this prospectus regarding DepoMed and its common stock, including certain exhibits and schedules. You can get a copy of the registration statement from the SEC at the address listed above or from its internet site.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The SEC allows us to "incorporate" into this prospectus information we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this prospectus which update and supersede the information you read in this prospectus. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these shares.


                   SEC Filing
               (File No. 001-13111                         Period/Filing Date
               -------------------                         ------------------
  Annual Report on Form 10-KSB                       Year ended December 31, 1997
  Quarterly Reports on Form 10-QSB                   Quarter ended March 31, 1998
                                                     Quarter ended June 30, 1998
                                                     Quarter ended September 30, 1998
  Registration Statement on Form 8-A describing      Filed on November 6, 1998
  the common stock
  Form 8-K                                           Filed on November 10, 1998

You may request a copy of these documents, at no cost, by writing to:

                         DepoMed, Inc.
                         366 Lakeside Drive
                         Foster City, California 94404
                         Attention: Investor Relations Department
                         Telephone: (650)513-0990.

                          FORWARD-LOOKING INFORMATION

  Statements made in this prospectus or in the documents incorporated by reference herein that are not statements of historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A number of risks and uncertainties, including those discussed under the caption "Risk Factors" below and the documents incorporated by reference herein could affect such forward-looking statements and could cause actual results to differ materially from the statements made.

                               ABOUT THE COMPANY

  We are a development stage company engaged in the development of new and proprietary oral drug delivery technologies. We have developed two types of oral drug delivery systems, the Gastric Retention System and the Reduced Irritation System (the "DepoMed Systems"). The Gastric Retention System is designed to be retained in the stomach for an extended period of time while it delivers the incorporated drug or drugs, and the Reduced Irritation System is designed to reduce the gastrointestinal irritation that is a side effect of many orally administered drugs. In addition, the DepoMed Systems are designed to provide continuous, controlled delivery of an incorporated drug.

                                 RISK FACTORS

  You should consider carefully the following risk factors, along with the other information contained or incorporated by reference in this prospectus, in deciding whether to invest in our securities. These factors, among others, may cause actual results, events or performance to differ materially from those expressed in any forward-looking statements we made in this prospectus.

  Early Stage of Development; Limited Revenues. We are at an early stage of development. Accordingly, our business is subject to all of the business risks associated with a new enterprise, including:

     . uncertainties regarding product development;
     . lack of collaborative partnering relationships;
     . lack of revenue and uncertainty regarding future revenues;
     . limited financial and personnel resources; and . lack of established credit facilities.

  At September 30, 1998, we had an accumulated deficit of approximately $4.0 million. As we expand our research and development efforts, we anticipate that we will continue to incur substantial operating losses for at least the next several years. Therefore, we expect our cumulative losses to increase. To date, we have had no revenues from product sales and only minimal revenues from our collaborative research and development arrangements and feasibility studies. Our success will depend on commercial sales of products that generate significant revenues for us. We may not be able to achieve commercial sales of any revenue-generating products.

  Product Development Risks. Our research and development programs are at an early stage. Pharmaceutical companies cannot incorporate the DepoMed Systems into pharmaceutical products until we or our collaborative partners complete substantial additional research and development on the DepoMed Systems. Even if we or our collaborative partners develop the DepoMed Systems, they or products using them:

     . may not be offered for commercial sale; or . may prove to have undesirable or unintended side effects that prevent or limit their commercial use.

  Before we or others make commercial sales of products using the DepoMed Systems, we or our collaborative partners must:

     . conduct clinical tests showing that these products are safe and effective; and
     . obtain regulatory approval.

  This process involves substantial financial investment. Successful commercial sales of any of these products requires:

     . market acceptance;
     . cost-effective commercial scale production; and . reimbursement under private or governmental health plans.

  We will have to curtail, redirect or eliminate our product development programs if we or our collaborative partners find that:

     . the DepoMed Systems prove to have unintended or undesirable side effects;
       or
     . products which appear promising in preclinical studies do not demonstrate effectiveness in larger-scale clinical trials.

  These events could have a material adverse effect on the company.

  Need For Substantial Additional Funds. We anticipate that our existing capital resources will permit us to meet our capital and operational requirements through at least the end of 1999. However, we base this expectation on our current operating plan which can change as a result of many factors. Accordingly, we could require additional funding sooner than anticipated. Our cash needs may also vary materially from our current expectations because of numerous factors, including:

     . results of research and development;

     . relationships with current and potential collaborative partners;
     . changes in the focus and direction of our research and development programs;
     . technological advances; and
     . results of clinical testing, requirements of the United States Food and Drug Administration (the "FDA") and comparable foreign regulatory agencies.

  We will need substantial funds of our own or from third parties to:
     . conduct research and development programs;
     . conduct preclinical and clinical testing; and . manufacture (or have manufactured) and market (or have marketed)
       potential products using the DepoMed Systems.

  Our existing capital resources will not be sufficient for us to operate until we generate revenues sufficient to support our operations. We have limited credit facilities and no other committed source of capital. We will have to raise additional funds to continue our development programs. We may not be able to raise such additional capital on favorable terms, or at all. If the company raises additional capital by selling its equity or convertible debt securities, the issuance of such securities could result in dilution to our shareholders.
If adequate funds are not available the company may have to:

     . curtail operations significantly; or
     . obtain funds through entering into collaboration agreements on unattractive terms.

  If we are not able to raise capital, we will be materially adversely effected.

  Dependence on and Need for Collaborative Partners. We have generated all of our revenues through collaborative arrangements with pharmaceutical and biotechnology companies. Our strategy for research, development, clinical testing, manufacturing and commercial sale of products using the DepoMed Systems requires that we maintain our current collaborative arrangements and enter into additional collaborative arrangements. The success of collaborative arrangements requires that the company's present and future collaborative partners:

     . perform their obligations as expected; and . devote sufficient resources to the development, clinical testing and marketing of products developed under collaborations.

  The company's collaborative partners may not continue to:

     . fund their particular projects;
     . perform their agreed-to obligations; or . choose to develop or make commercial sales of products using the DepoMed
       Systems.

  For example, Bristol-Myers Squibb Company ("BMS") holds an option to license the DepoMed Gastric Retention System for its product. The option expires in April 1999. BMS has no obligation to exercise its option and may choose not to exercise its option. In 1997, GalaGen Inc. ("GalaGen") chose not to enter into a product development agreement with the company even though the results of a feasibility study demonstrated the effectiveness of the Gastric Retention System in protecting GalaGen's incorporated product.

  Further, the company may not be able to enter into future collaborative arrangements on acceptable terms. The following events could have a material adverse effect on the company:

     . any parallel development by a collaborative partner of competitive technologies or products;
     . arrangements with collaborative partners that limit or preclude the company from developing products or technologies;
     . premature termination of an agreement; or . failure by a collaborative partner to devote sufficient resources to the development or commercial sales of products using the DepoMed Systems.

  Collaborative agreements are generally complex and may contain provisions which give rise to disputes regarding the relative rights and obligations of the parties. Any such dispute could delay collaborative research, development or commercialization of potential products, or could lead to lengthy, expensive litigation or arbitration.

  Fluctuations in Operating Results. The following factors will affect our quarterly operating results and may result in a material adverse effect on the price of our common stock and redeemable warrants:

     . variations in revenues obtained from collaborative agreements, including milestones, royalties, license fees and other contract revenues;
     . the timing of any future product introductions by us or our collaborative partners;
     . market acceptance of the DepoMed Systems;
     . regulatory actions;
     . adoption of new technologies;
     . the introduction of new products by our competitors;
     . manufacturing costs and capabilities;
     . changes in government funding; and
     . third-party reimbursement policies.

  Competition. Competition in pharmaceutical products and drug delivery systems is intense. We expect competition to increase. Competing technologies or products developed in the future may prove superior either generally or in particular market segments to the DepoMed Systems or products using the DepoMed Systems. These developments would make the DepoMed Systems or products using them noncompetitive or obsolete.

  All of our principal competitors have substantially greater financial, marketing, personnel and research and development resources than us. In addition, many of our potential collaborative partners have devoted, and continue to devote, significant resources to the development of their own drug delivery systems and technologies.

  Government Regulation. Numerous governmental authorities in the United States and other countries regulate our research and development activities and those of our collaborative partners . Governmental approval is required of all potential pharmaceutical products using the DepoMed Systems and the manufacture and marketing of products using the DepoMed Systems prior to the commercial use of those products. The regulatory process will take several years and require substantial funds. If products using the DepoMed Systems do not receive the required regulatory approvals or if such approvals are delayed, the company's business would be materially adversely affected. The requisite regulatory approvals may not be obtained without lengthy delays, if at all.

  In the United States, the FDA rigorously regulates pharmaceutical products, including any drugs using the DepoMed Systems. If a company fails to comply with applicable requirements, the FDA or the courts may impose sanctions. These sanctions may include civil penalties, criminal prosecution of the company or its officers and employees, injunctions, product seizure or detention, product recalls, total or partial suspension of production. The FDA may withdraw approved applications or refuse to approve pending new drug applications, premarket approval applications, or supplements to approved applications.

  The company generally must conduct preclinical testing on laboratory animals of new pharmaceutical products prior to commencement of clinical studies involving humans. These studies evaluate the potential efficacy and safety of the product. The company then submits the results of these studies to the FDA as part of an investigational new drug application ("IND"), which must become effective before beginning clinical testing in humans.

Typically, human clinical evaluation involves a time-consuming and costly three-phase process:

     . In Phase I, the company conducts clinical trials with a small number of subjects to determine a drug's early safety profile and its pharmacokinetic pattern.
     . In Phase II, the company conducts clinical trials with groups of patients afflicted with a specific disease in order to determine preliminary effectiveness optimal dosages and further evidence of safety.
     . In Phase III, the company conducts large-scale, multi-center, comparative trials with patients afflicted with a target disease in order to provide enough data to demonstrate the effectiveness and safety required by the FDA prior to commercialization.

  The FDA closely monitors the progress of each phase of clinical testing. The FDA may, at its discretion, re-evaluate, alter, suspend or terminate testing based upon the data accumulated to that point and the FDA's assessment of the risk/benefit ratio to patients.

  The results of the preclinical and clinical testing are submitted to the FDA in the form of a new drug application (an "NDA") for approval prior to commercialization. In responding to an NDA, the FDA may grant marketing approval, request additional information or deny the application. Failure to receive approval for any products using the DepoMed Systems would have a material adverse effect on the company.

  Various FDA regulations apply to over-the-counter products that comply with monographs issued by the FDA. These regulations include:

     . current good manufacturing practices ("cGMP") requirements;
     . general and specific over-the-counter labeling requirements (including warning statements);
     . advertising restrictions; and
     . requirements regarding the safety and suitability of inactive ingredients.

  In addition, the FDA may inspect over-the-counter products and manufacturing facilities. A failure to comply with applicable regulatory requirements may lead to administrative or judicially imposed penalties. If an over-the-counter product differs from the terms of a monograph, it will, in most cases, require FDA approval of an NDA for the product to be marketed.

  Foreign regulatory approval of a product must also be obtained prior to marketing the product internationally. Foreign approval procedures vary from country to country. The time required for approval may delay or prevent marketing in certain countries. In certain instances the company or its collaborative partners may seek approval to market and sell certain products outside of the United States before submitting an application for United States approval to the FDA. The clinical testing requirements and the time required to obtain foreign regulatory approvals may differ from that required for FDA approval. Although there is now a centralized European Union ("EU") approval mechanism in place, each EU country may nonetheless impose its own procedures and requirements. Many of these procedures and requirements are time-consuming and expensive. Some EU countries require price approval as part of the regulatory process. These constraints can cause substantial delays in obtaining required approval from both the FDA and foreign regulatory authorities after the relevant applications are filed, and approval in any single country may not meaningfully indicate that another country will approve the product.

  Manufacturing, Marketing and Sales. We do not have and do not intend to establish in the foreseeable future internal manufacturing, marketing or sales capabilities. Rather, we intend to use the facilities of our collaborative partners or those of contract manufacturers to manufacture products using the DepoMed Systems. Our dependence on third parties for the manufacture of products using the DepoMed Systems may adversely affect our ability to develop and deliver such products on a timely and competitive basis. There may not be sufficient manufacturing capacity available to the company when, if ever, it is ready to seek commercial sales of products using the DepoMed Systems. In addition, we expect to rely on our collaborative partners or to develop distributor arrangements to market and sell products using the DepoMed Systems. The company may not be able to enter into manufacturing, marketing or sales agreements on reasonable commercial terms, or at all, with third parties. Failure to do so would have a material adverse effect on the company.

  Applicable cGMP requirements and other rules and regulations prescribed by foreign regulatory authorities will apply to the manufacture of products using the DepoMed Systems. The company will depend on the manufacturers of products using the DepoMed Systems to comply with cGMP and applicable foreign standards. Any failure by a manufacturer of products using the DepoMed Systems to maintain cGMP or comply with applicable foreign standards could delay or prevent their commercial sale. This could have a material adverse effect on the company.

  Patents and Proprietary Rights. Our success will depend in part on our ability to obtain and maintain patent protection for our technologies and to preserve our trade secrets. Our policy is to file patent applications in the United States and foreign jurisdictions. We currently hold two issued United States and two pending United States patent applications. We have applied for patents in numerous foreign countries. Some of those countries have granted our applications and other applications are still pending. Our patent applications may not be approved and any issued patents may not provide competitive advantages for the DepoMed Systems or our technologies.

  With respect to already issued patents and any patents which may issue from our applications, there can be no assurance that claims allowed will be sufficient to protect our technologies. The United States maintains patent applications in secrecy until a patent issues. As a result, the company cannot be certain that others have not filed patent applications for technology covered by our pending applications or that the company was the first to file patent applications for such technology. Competitors may have filed applications for, or may have received patents and may obtain additional patents and proprietary rights relating to, compounds or processes that may block our patent rights or permit the competitors to compete without infringing the patent rights of the company.

  In addition:

     . any patents issued to the company may be challenged, invalidated or circumvented; or
     . the rights granted under the patents issued to the company may not provide proprietary protection or commercial advantage to the company.

  We also rely on trade secrets and proprietary know-how. We seek to protect that information, in part, through entering into confidentiality agreements with employees, consultants, collaborative partners and others before such persons or entities have access to our proprietary trade secrets and know-how. These confidentiality agreements may not be effective in certain cases, due to, among other things, the lack of an adequate remedy for breach of an agreement or a finding that an agreement is unenforceable. In addition, our trade secrets may otherwise become known or be independently developed by competitors.

  Our ability to develop our technologies and to make commercial sales of products using our technologies also depends on not infringing others' patents. We are not aware of any claim of patent infringement against us. However, if claims concerning patents and proprietary technologies arise and are determined adversely to the company, the claims could have a material adverse effect on the company. Extensive litigation regarding patent and other intellectual property rights is common in the pharmaceutical industry. We may need to engage in litigation to enforce any patents issued or licensed to the company or to determine the scope and validity of third-party proprietary rights. There can be no assurance that our issued or licensed patents would be held valid by a court of competent jurisdiction. Whether or not the outcome of litigation is favorable to the company, the diversion of our financial and managerial resources to such litigation could have a material adverse effect on the company. We may also be required to participate in interference proceedings declared by the United States Patent and Trademark Office for the purpose of determining the priority of inventions in connection with the patent applications of the company or other parties. Adverse determinations in litigation or interference proceedings could require the company to seek licenses (which may not be available on commercially reasonable terms) or subject the company to significant liabilities to third parties. These events could have a material adverse effect on the company.

  Relationships of Advisors with other Entities. Two groups (the Policy Advisory Board and Development Advisory Board) advise the company on business and scientific issues and future opportunities. Certain members of our Policy Advisory Board and Development Advisory Board work full-time for academic or research institutions. Others act as consultants to other companies. In addition, except for work performed specifically for and at the direction of the company, any inventions or processes discovered by such persons will be their own intellectual property or that of their institutions or other companies. Further, invention assignment agreements signed by such persons in connection with their relationships with the company may be subject to the rights of their primary employers or other third parties with whom they have consulting relationships. If the company desires access to inventions which are not its property, the company will have to obtain licenses to such inventions from these institutions or companies. The company may not be able to obtain these licenses on commercially reasonable terms.

  Healthcare Reform; Uncertain Availability of Healthcare Reimbursement. The healthcare industry is changing rapidly as the public, government, medical professionals, third-party payors and the pharmaceutical industry examine ways to contain or reduce the cost of health care. Changes in the healthcare industry could impact our business, particularly to the extent that the company develops the DepoMed Systems for use in prescription drug applications.

  Certain foreign governments regulate pricing or profitability of prescription pharmaceuticals sold in their countries. There have been a number of federal and state proposals to implement similar government control in the United States, particularly with respect to Medicare payments. The company expects that these proposals will continue to be advanced. In addition, downward pressure on pharmaceutical pricing in the United States has increased due to an enhanced emphasis on managed care. The company expects this pressure to continue to increase. The company cannot predict whether any such legislative or regulatory proposals will be adopted or the effect such proposals or managed care efforts may have on its business. However, the announcement of such proposals or efforts could have a material adverse effect on the company's ability to raise capital. Further, the adoption of such proposals or efforts would have a material adverse effect on the company and any prospective collaborative partners.

  Sales of products using the DepoMed Systems in domestic and foreign markets will depend in part on the availability of reimbursement from third-party payors, such as government health administration authorities and private health insurers. Third-party payors are increasingly challenging the price and cost-effectiveness of prescription pharmaceutical products. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Accordingly, products using the DepoMed Systems may not be eligible for third-party reimbursement at price levels sufficient for us or our collaborative partners to realize appropriate returns on our investments in the DepoMed Systems.

  Product Liability. Our business involves exposure to potential product liability risks that are inherent in the production and manufacture of pharmaceutical products. Any such claims could have a material adverse effect on the company. We do not currently have any product liability insurance. Although the company has applied for product liability insurance, there can be no assurance that:

     . the company will be able to obtain or maintain product liability insurance on acceptable terms;
     . the company will be able to secure increased coverage as the commercialization of the DepoMed Systems proceeds; or . any insurance will provide adequate protection against potential liabilities.

  Year 2000. Year 2000 ("Y2K") exposure is the result of computer programs using two instead of four digits to represent the year. These computer programs may erroneously interpret dates beyond the year 1999, which could cause system failures or other computer errors, leading to disruptions in operations.

  We have begun to develop a three-phase program to limit or eliminate Y2K exposures. Phase I is to identify those systems, applications and third-party relationships from which we have exposure to Y2K disruptions in operations. Phase II is the development and implementation of action plans to achieve Y2K compliance in all areas prior to the end of 1999. Also included in Phase II is the development of contingency plans which would be implemented should Y2K compliance not be achieved in order to minimize disruptions in operations.
Phase III is the final testing or equivalent certification of testing of each major area of exposure to ensure compliance. We have not yet completed any of these phases. We expect to complete all three phases by the end of 1999, though we may not be successful in doing so.

  We have identified three major areas which are critical for successful Y2K compliance: Area 1, which includes financial, research and development and administrative informational systems applications reliant on system software; Area 2, which includes research, development and quality applications reliant on computer programs embedded in microprocessors; and Area 3, which includes third-party relationships which may be affected by Area 1 and 2 exposures which exist in other companies.

  With respect to Area 1, we are in the process of conducting an internal review and contacting all software suppliers to determine major areas of Y2K exposure. In research, development and quality applications (Area 2), we are working with equipment manufacturers to identify our exposures. With respect to Area 3, we plan to evaluate our reliance on third parties in order to determine whether their Y2K compliance will adequately assure our uninterrupted operations. However, we may not complete these evalutions in time to limit or elimate our Y2K exposure.

  We have yet to complete Phase I or Phase II of our Y2K program with respect to all three of the major areas. We rely on systems, applications and third-party relationships which, if not Y2K compliant prior to the end of 1999, could have a material adverse impact on the company. In addition, we may not complete Phase II contingency planning in time to determine what action we would take in any of the areas should Y2K compliance not be achievable in time.

  Though we have not identified any costs related to replacement or remediation and testing of our Area 1 computer information systems, those costs may be significant. In addition, because we have not completed our Phase I and Phase II evaluations, we have no basis for estimating the potential cost of our Y2K compliance programs. However, those costs may also be significant.

                           SELLING SECURITY HOLDERS

     The following table sets forth the names of the selling security holders, the number of shares of common stock owned beneficially by each selling shareholder as of October 31, 1998 and the number of shares that may be offered pursuant to this prospectus. This information is based upon information provided by the selling security holders.

                                                       Common Stock                                 Common Stock
                                                    Beneficially Owned          Common Stock     Beneficially Owned
                                                      Prior to Offering(1)         be Sold        After Offering(1)
                                                   -------------------          ------------    -------------------
Selling Security Holder                             Number    Percent                            Number    Percent
-----------------------                            ---------  --------                          --------  ---------
Aries Domestic Fund, L.P.........................     82,500      1.3%               82,500        --        --
Aries Trust......................................    167,500      2.6               167,500        --        --
Harry J. Blumenthal, Jr. (2).....................      4,167       *                  4,167        --        --
Caxton International Limited.....................    119,750      1.9               113,750     6,000         *
Clearwater Fund IV, LLC..........................    200,000      3.1               200,000        --        --
Collins Capital Diversified Fund, L.P............     20,000       *                 20,000        --        --
Jeffrey Davidovitz (2)...........................      4,167       *                  4,167        --        --
Gross Foundation, Inc.(2)........................      8,334       *                  8,334        --        --
Jerry Heymann (2)................................      6,250       *                  6,250        --        --
Michael G. Jesselson Trust (2)...................     16,667       *                 16,667        --        --
Theodore Kovaleff (2)............................     10,084       *                  2,084     8,000         *
Legion Strategies, Ltd...........................     64,000      1.0                60,000     4,000         *
Howard P. Milstein (2)...........................     16,667       *                 16,667        --        --
Newcourt Ltd.....................................     50,000       *                 50,000        --        --
Quantum Partners LDC.............................    175,000      2.7               175,000        --        --
Martin Sirotkin (3)..............................     21,167       *                  4,167    17,000         *
Paul Sirotkin (4)................................     78,334      1.2                 8,334    70,000       1.1%
Melvin and Rona Sussman (2)......................      8,334       *                  8,334        --        --
Michael and Karla Vukelich (2)...................      4,500       *                  4,167       333         *
White Rock Capital Management, L.P...............     11,250       *                 11,250        --        --
White Rock Capital Offshore, Ltd.................     61,300      1.0                35,000    26,300         *
White Rock Capital Partners, L.P.................     85,000      1.3                85,000        --        --
TOTALS (5)                                         1,214,971     18.3             1,083,338   131,633       1.9
                                                   =========                      =========   =======

________________________
(1) Applicable percentage of ownership is based on 6,463,468 shares of common stock outstanding as of November 4, 1998.
(2) Consists of shares issuable upon exercise of warrants, all of which are being offered pursuant to this prospectus.
(3) Includes 11,167 shares issuable upon exercise of warrants, 4,167 of which are being offered pursuant to this prospectus.
(4) Includes 68,334 shares issuable upon exercise of warrants, 8,334 of which are being offered pursuant to this prospectus.
(5) Includes 158,671 shares issuable upon exercise of warrants, 83,338 of which are being offered pursuant to this prospectus.

  We have agreed to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration statement.

                              PLAN OF DISTRIBUTION

  All or a portion of the shares offered hereby by the selling security holders may be delivered and/or sold in transactions from time to time on the over-the-counter market, on the American Stock Exchange (or any other exchange on which the shares may be listed), in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time, at prices related to such prevailing prices or at negotiated prices and/or may also be used to cover any short positions previously established. The selling security holders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling security holders. The selling security holders and any broker-dealers that participate in the distribution may under certain circumstances be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by such broker-dealers and any profits realized on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. The selling security holders may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act. In addition, the company has agreed to indemnify the selling security holders with respect to the shares offered hereby against certain liabilities, including, without limitation, certain liabilities under the Securities Act, or, if such indemnity is unavailable, to contribute toward amounts required to be paid in respect of such liabilities.

  Any broker-dealer participating in such transactions as agent may receive commissions from the selling security holders (and, if they act as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with the selling security holders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling security holders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling security holders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

  Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale of shares may not simultaneously engage in market making activities with respect to the common stock of the company for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling security holders will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of the company's common stock by the selling security holders.

  The selling security holders will pay all commissions, transfer taxes, and other expenses associated with the sale of securities by them. The shares offered hereby are being registered pursuant to contractual obligations of the company, and the company has paid the expenses of the preparation of this prospectus. We have not made any underwriting arrangements with respect to the sale of shares offered hereby.

                                USE OF PROCEEDS

  We will not receive any of the proceeds from the sale of the shares by the selling security holders.

                                 LEGAL MATTERS

  The validity of the shares offered hereby will be passed upon for us by Heller Ehrman White & McAuliffe, Palo Alto, California, counsel to the company. Julian
N. Stern, the Secretary of the company, is the owner of 83,333 shares of common stock and is the sole stockholder and employee of a professional corporation that is a partner of Heller Ehrman White & McAuliffe.


                                    EXPERTS

  The financial statements of DepoMed, Inc. which appear in its Annual Report (Form 10-KSB) for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.